UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13D Under the Securities Exchange Act of 1934 (Amendment No.3)*

Massbank Corp. (Name of Issuer)
Common Stock (Title of Class of Securities)
576152102 (CUSIP Number)
Lawrence B. Seidman, 100 Misty Lane, Parsippany, NJ 07054 (973) 952-0405 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
December 20, 2007 (Date of Event which Requires Filling of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ·· 240.13d-1(e), 240.13d-1 (f) or 240.13d-1(g), check the following box.   (    )

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See · 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 576152102

1.	Seidman and Associates, LLC 22-3343079

2.	Check the Appropriate Box if a Member of a Group* (a.) (X) (b.) ( )

3.	SEC USE ONLY

4.	Source of Funds* WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to items 2(d) or 2(e) ( )

6.	Citizenship or Place of Organization New Jersey

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 50,831

	8.	Shared Voting Power

	9.	Sole Dispositive Power 50,831

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 50,831

12.	Check if the Aggregate Amount Represented by Amount in Row (11) Excludes Certain Shares (See Instructions) ( )

13.	Percent of Class Represented by Amount in Row (11) 1.19

14.	Type of Reporting Person OO

SCHEDULE 13D
CUSIP No. 576152102

1.	Seidman Investment Partnership, LP 22-3360359

2.	Check the Appropriate Box if a Member of a Group* (a.) (X) (b.) ( )

3.	SEC USE ONLY

4.	Source of Funds* WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to items 2(d) or 2(e) ( )

6.	Citizenship or Place of Organization New Jersey

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 52,731

	8.	Shared Voting Power

	9.	Sole Dispositive Power 52,731

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 52,731

12.	Check if the Aggregate Amount Represented by Amount in Row (11) Excludes Certain Shares (See Instructions) ( )

13.	Percent of Class Represented by Amount in Row (11) 1.24

14.	Type of Reporting Person PN

SCHEDULE 13D
CUSIP No. 576152102

1.	Seidman Investment Partnership II, LP 22-3603662

2.	Check the Appropriate Box if a Member of a Group* (a.) (X) (b.) ( )

3.	SEC USE ONLY

4.	Source of Funds* WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to items 2(d) or 2(e) ( )

6.	Citizenship or Place of Organization New Jersey

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 51,931

	8.	Shared Voting Power

	9.	Sole Dispositive Power 51,931

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 51,931

12.	Check if the Aggregate Amount Represented by Amount in Row (11) Excludes Certain Shares (See Instructions) ( )

13.	Percent of Class Represented by Amount in Row (11) 1.22

14.	Type of Reporting Person PN

SCHEDULE 13D
CUSIP No. 576152102

1.	Broad Park Investors, LLC 22-6759307

2.	Check the Appropriate Box if a Member of a Group* (a.) (X) (b.) ( )

3.	SEC USE ONLY

4.	Source of Funds* WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to items 2(d) or 2(e) ( )

6.	Citizenship or Place of Organization New Jersey

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 50,231

	8.	Shared Voting Power

	9.	Sole Dispositive Power 50,231

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 50,231

12.	Check if the Aggregate Amount Represented by Amount in Row (11) Excludes Certain Shares (See Instructions) ( )

13.	Percent of Class Represented by Amount in Row (11) 1.18

14.	Type of Reporting Person OO

SCHEDULE 13D
CUSIP No. 576152102

1.	Berggruen Holdings North America Ltd.

2.	Check the Appropriate Box if a Member of a Group* (a.) (X) (b.) ( )

3.	SEC USE ONLY

4.	Source of Funds* OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to items 2(d) or 2(e) ( )

6.	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 51,831

	8.	Shared Voting Power

	9.	Sole Dispositive Power 51,831

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 51,831

12.	Check if the Aggregate Amount Represented by Amount in Row (11) Excludes Certain Shares (See Instructions) ( )

13.	Percent of Class Represented by Amount in Row (11) 1.21

14.	Type of Reporting Person CO

SCHEDULE 13D
CUSIP No. 151408101

1.	LSBK06-08, LLC 20-8067445

2.	Check the Appropriate Box if a Member of a Group* (a.) (X) (b.) ( )

3.	SEC USE ONLY

4.	Source of Funds* WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to items 2(d) or 2(e) ( )

6.	Citizenship or Place of Organization New Jersey

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 33,668

	8.	Shared Voting Power

	9.	Sole Dispositive Power 33,668

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 33,668

12.	Check if the Aggregate Amount Represented by Amount in Row (11) Excludes Certain Shares (See Instructions) ( )

13.	Percent of Class Represented by Amount in Row (11) 0.79

14.	Type of Reporting Person OO

SCHEDULE 13D
CUSIP No. 576152102

1.	Lawrence B. Seidman ###-##-####

2.	Check the Appropriate Box if a Member of a Group* (a.) (X) (b.) ( )

3.	SEC USE ONLY

4.	Source of Funds* PF, WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to items 2(d) or 2(e) ( )

6.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 292,514

	8.	Shared Voting Power

	9.	Sole Dispositive Power 292,514

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 292,514

12.	Check if the Aggregate Amount Represented by Amount in Row (11) Excludes Certain Shares (See Instructions) ( )

13.	Percent of Class Represented by Amount in Row (11) 6.85

14.	Type of Reporting Person IN

This statement on Schedule 13 D which was filed on July 27, 2007, Amendment No. 1 which was filed on August 7, 2007, and Amendment No. 2 which was filed on November 2, 2007, on behalf of Seidman and Associates, L.L.C (“SAL”), Seidman Investment Partnership, L.P. (“SIP”), Seidman Investment Partnership II, L.P. (“SIPII”), Broad Park Investors, L.L.C (“Broad Park”), Berggruen Holdings North America Ltd. (“Berggruen”), Lawrence Seidman (“Seidman”), LSBK06-08, L.L.C. (“LSBK”), Thomas C. Goggins ("Goggins"), and Welles C. Hatch ("Hatch"), (Goggins and Hatch are individuals being added as Reporting Persons), collectively, the (“Reporting Persons”) with respect to the Reporting Persons’ beneficial ownership of shares of Common stock (“the Shares”) of Massbank Corp., a Massachusetts corporation, (“the Company”) is hereby amended as set forth below: Such statement on Schedule 13D is hereinafter referred to as the “Schedule 13D”. Terms used herein which are defined in the Schedule 13D shall have their respective meanings set forth in the Schedule 13D.

Item 4. Purpose of Transaction

On December 20, 2007, Lawrence B. Seidman sent a letter to Robert S. Cummings, the Company's Secretary, nominating himself, Thomas C. Goggins, and Welles C. Hatch for election to the Company's Board of Directors at the company's next Annual Meeting of Shareholders.  A copy of this letter was also sent to Gerard H. Brandi, Chairman of the Board, President, Chief Executive Officer of the Company and Bank.

This letter, in its entirety, is attached hereto as Exhibit A.

5. Interest in Securities of the Issuer

(a)(b)(c)  As of the close of business on December 19, 2007, the Reporting Persons owned beneficially an aggregate of 294,714 shares of Common Stock which constituted approximately 6.90% of the 4,268,154 shares of Common Stock outstanding as of October 31, 2007 as disclosed in the Issuer's Form 10-Q for the period ended September 30, 2007.

Schedule A attached below describes transactions except for previously reported transactions in the Common Stock effected by the Reporting Persons within the past (60) days.  Except as set forth in this Item 5, none of the Reporting Persons owns beneficially or has a right to acquire beneficial ownership of any Common Stock, and except as set forth in this Item 5, none of the Reporting Persons has effected transactions in the Common Stock during the past sixty (60) days, except for previously reported transactions.

7. Material to be filed as Exhibits Schedule A Stock Purchase Transactions Exhibit A Letter to Robert S. Cummings

Signature After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 20, 2007

By:	/s/ Lawrence B. Seidman Power of Attorney pursuant to Joint Agreement dated October 30, 2007

Schedule A

Entity	Date Purchased	Cost per Share	Cost	Shares
SAL	11/2/2007	36.2507	39,875.75	1,100
SAL	11/19/2007	36.2136	95,966.04	2,650
SAL	12/11/2007	36.1950	36,195.00	1,000

SIP	11/19/2007	36.2136	95,966.04	2,650
SIP	11/29/2007	36.1200	36,120.00	1,000
SIP	12/11/2007	36.1950	36,195.00	1,000
SIP	12/19/2007	36.2600	72,520.00	2,000

SIPII	11/20/2007	36.1653	83,180.18	2,300
SIPII	12/3/2007	36.2167	43,460.00	1,200
SIPII	12/19/2007	36.2600	72,520.00	2,000

Broad Park	11/9/2007	36.1435	83,130.04	2,300
Broad Park	11/26/2007	36.1270	90,317.50	2,500

LSBK	11/9/2007	36.1435	83,130.04	2,300
LSBK	11/21/2007	36.0786	25,255.00	700
LSBK	11/26/2007	36.1270	90,317.50	2,500
LSBK	12/13/2007	36.2105	43,452.56	1,200
LSBK	12/18/2007	36.1540	180,770.00	5,000

Berggruen	11/1/2007	36.2450	50,743.00	1,400
Berggruen	11/28/2007	36.2160	181,080.00	5,000

SEIDMAN AND ASSOCIATES, LLC
Lanidex Executive Center
100 Misty Lane
Parsippany, NJ 07054
(973) 952-0405
(973) 781-0876 fax
December 20, 2007

Via Federal Express
Robert S. Cummings, Secretary
Massbank Corp.
123 Haven Street
Reading,  MA  01867

Dear Mr. Cummings:

Seidman and Associates, LLC (“SAL”) is a shareholder of Massbank Corp. (“the Company”) and hereby nominates, in accordance with Article I, Section 1 and Article II, Section 2 of the Company’s Bylaws, Lawrence Seidman (“Seidman”), Welles Hatch (“Hatch”) and Thomas Goggins (“Goggins”) for election to the Company’s Board of Directors at the Company’s next Annual Meeting of Shareholders.

The information required by Article II, Section 2 of the Company’s Bylaws is provided as follows:

       a) (i) The purpose of this letter is to nominate three individuals for election to the Board of Directors to run against the
          Company director nominees at the next Annual Meeting of Shareholders. The nominees are Lawrence B. Seidman, age 60,
          Welles C. Hatch, age 50 and Thomas C. Goggins, age 49.

      The business address and residence address for each nominee is as follows:

       Mr. Seidman resides at 19 Veteri Place, Wayne, NJ 07470 and his business address is 100 Misty Lane, Parsippany, NJ 07054.

      Mr. Hatch resides at 80 Log Hill Road, Carlisle, Massachusetts 01741 and his business address is 5 Concord Farms, 555
         Virginia Road, Concord, Massachusetts 01742.

      Mr. Goggins resides at 250 Westerly Road, Weston, Massachusetts 02493 and his business address is 99 Summer Street,
         Suite 1520, Boston, Massachusetts 02110.

  (ii) Principal occupations during the last five (5):

Lawrence Seidman
5/07 - Present
          Director of Union Center National Bank and Center Bancorp Inc.
        12/95 - Present
         Principal, Investment Vehicles - Seidman & Associates, L.L.C., 100 Misty Lane, Parsippany NJ 07054 (Manager)
              (1995 - Present); Seidman Investment Partnership, L.P., 100 Misty Lane, Parsippany NJ 07054 (President of
              Corporate General Partner) (1995 - Present); Seidman Investment Partnership II, L.P., 100 Misty Lane,
              Parsippany NJ 07054 (President of Corporate General Partner) (1998 - Present); Pollack Investment
              Partnership, L.P., 100 Misty Lane, Parsippany NJ 07054 (General Partner) (2005 - 2006), (Co-General
              Partner) (2001- 2005); Kerrimatt, L.P., 80 Main Street,

                West Orange NJ 07052 (Investment Manager) (1999 - 2005); Federal Holdings, LLC, One Rockefeller Plaza, 31st
               Floor, New York NY 10020 (Investment Manager) (1999 - Present); Broad Park Investors, L.L.C., 80 Main Street, West
               Orange NJ 07052 (Investment Manager) (2004 - Present); Chewy Gooey Cookies, L.P., 80 Main Street, West Orange
               NJ 07052 (Investment Manager) ( 2006 - Present); Berggruen Holdings Ltd., 1114 Avenue of the Americas, 41st Floor,
               New York NY 10036 (Investment Manager) (2006 - Present); and LSBK06-08, L.L.C., 10 Hill Hollow Road, Watchung
               NJ 07069 (Investment Manager) (2006 - Present).
3/02 - 12/05
          Associate General Counsel to Menlo Acquisition Corporation (located at 100 Misty Lane, Parsippany NJ 07054)
              and  its subsidiaries. Menlo Acquisition Corporation is a holding company for an environmental company and a laboratory company.

       For the past five (5) years I have had a limited legal practice.

Welles Hatch
2007 - Present
          Vice President and Chief Financial Officer of Airdialog, LLC dba Linear Air, Concord, Massachusetts.
2005 - 2007
Executive In Residence of Analytic Capital, LLC, Boston, Massachusetts
2003 - 2005
Chief Financial Officer of Electronic Services, Inc., Hudson, Massachusetts
2001 - 2003
Chief Financial Officer of New Vision Microelectronic Manufacturing Systems, Inc., Cambridge, Massachusetts

Thomas Goggins
2005 - Present
Co-founder and Director of Research for Global Long Short Fund of  Fontana Capital, Boston, Massachusetts
2004
Analyst for SAC Capital Advisors, LLC, Stamford, Connecticut
1995 - 2003
Portfolio Manager and Senior Vice President - Equities for John Hancock Advisors, Boston, Massachusetts

   (iii) Seidman, through and with, SAL beneficially owns 49,831 shares and is the record owner of 1,000 shares.
           Hatch beneficially owns 200 shares and Goggins beneficially owns 2,000 shares.

   (iv) Each of the nominees has signed this letter to confirm their consent to serve as Director, if elected.

      b) (i)  SAL's address is 19 Veteri Place, as appears on the Corporation transfer records.

    (ii) SAL beneficially owns 50,831 shares.

    (iii) Seidman, as managing member of SAL, will appear in person at the annual meeting.

    (iv) Seidman is the managing member of SAL and the arrangements between them are as described in the filed Schedule
            13D annexed as an Exhibit to this letter. Seidman and SAL have no arrangement of any kinds with Messr.
            Hatch or Goggins beyond the agreement of the letter to run for election and serve if elected and to vote their shares for all the above nominees.
If you require any additional information, please place your request in writing and set forth the legal basis upon which your request is being made.

Please contact me if you wish to discuss this matter in more detail.

Very truly yours,

/s/ LAWRENCE B. SEIDMAN

/s/ WELLES C. HATCH

/s/ THOMAS C. GOGGINS

LBS:jb

cc:  Gerard H. Brandi, Chairman of the Board, President,
    Chief Executive Officer of the Company and Bank